EXHIBIT 99.1

POET Technologies to Expand Compound Semiconductor Operations in Singapore with Support from the Singapore Economic Development Board

SAN JOSE, Calif., Oct. 19, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that on October 17, 2016, it entered into an Agreement with the Singapore Economic Development Board (EDB) to expand POET’s research and development (R&D) operations in Singapore.

POET, through its acquisition of DenseLight Semiconductors, reaffirmed its strategic intent to expand its R&D and manufacturing operations in Singapore. POET will establish an Integrated Photonics center within its current operations to further develop and commercialize differentiated photonics and opto-electronic products. This is expected to increase market penetration and enhance market acceptance of the POET portfolio as it is introduced. This center signifies the growing importance of integration in photonics applications as a means to drive increased adoption and improve POET’s competitive positioning. The Singapore operations will further the development and production of POET’s key technologies, including those developed with the joint program POET established with the Institute of Materials Research and Engineering (IMRE) in Singapore earlier this year. The planned initiatives are expected to gradually add up to 30 engineers and scientists to POET, as the R&D center is established.

“EDB’s support will be instrumental in helping us drive the growth of intellectual property, talent and operations in Singapore, thus providing a foundation for compound semiconductor and photonics growth in the region”, said Chairman Mr. Ajit Manocha. “I have been engaged with Singapore for much of my career and value the nurturing and enduring partnerships with the EDB throughout. We chose Singapore because of EDB’s initiative to grow the compound semiconductor and photonics ecosystem in the region, and we are thankful to the EDB for supporting our Integrated Photonics Center of Excellence in Singapore. The country’s business-friendly climate and support from government agencies truly set it apart. We look forward to continuing to work with the EDB as we accelerate the commercialization of our highly differentiated technologies serving a variety of applications and markets.”

“This support from the EDB could potentially allow POET and its subsidiaries, DenseLight and BB Photonics, to accelerate product and revenue growth by leveraging Singapore’s R&D efficiencies, infrastructure, learning institutions and human capital and its strong high-technology manufacturing base”, said CEO Dr. Suresh Venkatesan.  “Current projects in Singapore include the research and development of the POET Platform for Display applications, as well as the commercialization of POET, DenseLight and BB Photonics Intellectual Property in the fast growing Data Communications and Sensing markets.

“EDB is committed to developing the compound semiconductor industry through partnerships with companies to perform critical R&D and manufacturing in Singapore. Innovations in compound semiconductor technology can enable the next generation of optical communication solutions needed for increasing requirements in data centers. We are delighted to partner with POET Technologies to lead DenseLight, a company with a strong Singapore core of talent and activities, to greater heights”, said Mr. Pee Beng Kong, Director for Electronics, EDB.

The Company is eligible to receive support up to a maximum of S$10,699,000 over five years pursuant to the EDB letter of offer, subject to headcount and expenditure thresholds. Should the terms of the support agreement with the EDB not be satisfied by the Company, the EDB reserves the right to request repayment of any support advanced to the Company.

About the Singapore Economic Development Board
The Singapore Economic Development Board (EDB) is the lead government agency for planning and executing strategies to enhance Singapore’s position as a global business centre. EDB dreams, designs and delivers solutions that create value for investors and companies in Singapore. Our mission is to create for Singapore, sustainable economic growth with vibrant business and good job opportunities. For more information, please visit www.sedb.com.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding its expected support from the EDB and its plans and ability to drive growth in its business in Singapore. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the risk that the Company does not receive some or all of the financial support from the EDB under the Support Agreement, including as a result of a failure to meet the applicable thresholds (some of which the Company may be unlikely to achieve), other risks associated with the Company’s efforts to expand its business in Singapore, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

For further information:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com